December 18, 2024

Sean P. Nolan
Chief Executive Officer
Taysha Gene Therapies, Inc.
3000 Pegasus Park Drive, Suite 1430
Dallas, Texas 75247

       Re: Taysha Gene Therapies, Inc.
           Registration Statement on Form S-3
           Filed December 13, 2024
           File No. 333-283801
Dear Sean P. Nolan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Madison A. Jones